Exhibit 99.2





                              SAWADEE VENTURES INC.






               GEOLOGICAL REPORT ON THE LAVINGTON MINERAL PROPERTY









                     LAVINGTON AREA, VERNON MINING DIVISION

                       BRITISH COLUMBIA, MAPSHEET 82L 025


                         ADAM TRAVIS, BSC. MAJOR GEOLOGY


                                DECEMBER 12, 2006

Table of Contents

I.    Summary and Recommendations ..........................................   l
II.   Terms of Reference ...................................................   l
III.  Location and Access ..................................................   2
IV.   Topography and Physiography ..........................................   2
V.    Claim Details ........................................................   3
VI.   History and Previous Work ............................................   3
VII.  Regional and Property Geology ........................................   4
VIII. Local and Property Mineralization ....................................   6
IX.   Previous Geochemistry ................................................   7
X.    Previous Drilling ....................................................   7
XII.  Recommendations and Conclusions ......................................   8
XIII. References ...........................................................  11

Figure 1: Location and Claim Map ...........................................   2
Figure 2: Lavington Property Regional Geology ..............................   5
Figure 3: Property Geology and Geochemistry ................................   9
Figure 4: Previous Drilling Cross-Section ..................................  10

Table 1: Claim Details .....................................................   3
Table 2: Significant Drill Results .........................................   8
Table 3: Lavington Property Cost Proposal ..................................  11


Appendix I Statement of Qualifications

I. SUMMARY AND RECOMMENDATIONS

The Lavington showing is located 10 kilometres east of Vernon. There is excellent access to the claims via a network of roads up the Coldstream Creek valley. The property consists of three new MTO claims, which cover an area approximately 2.5 km x 2.5 km totaling 743.479 hectares.

A large zone of intensely altered quartz-pyrite-sericite schist occurs on the property. The quartz-pyrite-sericite schist is some 200-400 metres wide and can be traced for over 1.5 km in strike. A major Au (+ As, Sb, Ag, W, Cd, Zn, Pb, Fe, La, Mn, P) soil anomaly, which exceeds 2 km in length, correlates strongly with this unit. Work on the property in the late 1980's showed elevated gold values within the sericite schist, including 125 m averaging 307 ppb gold in one drill hole (or 34 metres @ 500 ppb Au). This interval included 2 metres, which returned 2520 ppb Au, 3.8 ppb Ag and 1548 ppm Cu.

Previous workers have also suggested that the Lavington property exhibits many of the characteristics of a transitional porphyry-epithermal Au- Ag (+Cu, As, Sb) system as described by Panteleyev (1998). Deposits of this type have a considerable range in size and grade. Examples include Equity Silver, in central British Columbia, with a mineable reserve of 30 million tonnes grading 0.25% Cu, 86 g/t Ag and 1 g/t Ag, and Kori Kollo in Bolivia, with 10 million tonnes of oxide ore grading 1.62 g/t Au and 23.8 g/t Ag, and 84 million tonnes of sulfide ore grading 2.28 g/t Au and 13.8 g/t Ag. The similarity between the host rocks, alteration, mineralogy and geochemical signatures on the Lavington property, with those described by Panteleyev (1996) for this style of deposit suggest that this model could be applied to guide exploration on the property. It also suggests the potential for a sizeable target of higher grade within the large area of alteration on the Lavington property. A Spanish Mountain type model may also be appropriate for the Lavington property.

In 1989-1990 BP Resources completed 8 drillholes and recommended further drilling that was never completed. No detailed geological mapping or geophysics has been completed on property, nor has any trenching been done.

Detailed follow-up work is recommended to test for high-grade sulfide zones within the large area of quartz-pyrite-sericite alteration. This work should include close spaced gridding, ground geophysics (mag, VLF-EM and IP), close spaced soil sampling, and detailed geological mapping and rock chip sampling which could be followed up with trenching and/or drilling.

Accordingly, a two-phase program of geological, geochemical, geophysical surveys followed by diamond drilling is recommended for the Lavington property. The estimated cost of the proposed fieldwork is $US 20,000 for the initial phase and an additional $US 100,000 for a contingent second phase.

II. TERMS OF REFERENCE

This report is intended as a description of the geology of the Lavington claim area, a review of available pertinent technical data and a set of recommendations for a preliminary program of geological, geochemical and geophysical exploration on the property. It has been prepared at the request of Mr. Doug Ford, of Sawadee Ventures Inc. and is based on geological descriptions contained in a number of published and unpublished reports and maps of the proposed project.

III. LOCATION AND ACCESS

The Lavington showing is located 10 kilometres east of the community of Vernon located on the major north-south highway 97. There is excellent access to the claims via a network of secondary paved roads and gravel roads up the Coldstream Creek valley from Vernon. Access to the property is east from Vernon on Highway 6 to the Noble Canyon road at Lavington. The property is reached by following the Noble Canyon road north up the Coldstream Creek valley, taking the Becker Lake branch, for about 8 km. From here there is good access on various logging and powerline roads to most parts of the claim block.





               FIGURE 1: LAVINGTON PROPERTY LOCATION AND CLAIM MAP






IV. TOPOGRAPHY AND PHYSIOGRAPHY

The Lavington property is situated in the central Okanagan area of British Columbia. The region has a relatively dry climate, and snow cover in winter is generally moderate. The climate in the area is semi arid with moderately warm summers and cold dry winters. Typical temperature ranges are from mid to upper 30's C in summer and -10 to -20 C in winter. Within the Lavington property elevations range from 950 metres in the main valley bottom in the eastern portion of the claims to over 1300 metres in the central portion of the claims.

Slopes are generally moderate however small bluffs and steeper slopes do occur near the central portions of the claims. For the most part vegetation consists of jackpine forest, some of which has been infected with pine beetles.

V. CLAIM DETAILS

The Lavington property consists of 3 Mineral Title Online (M.T.O) claims (tabulated below) they were acquired by the author by M.T.O application on August 20, 2006 and are owned 100% by Cazador Resources a private company controlled by the author.

Tenure Number       Type          Claim Name        Good Until       Area (ha)
-------------       ----          ----------        ----------       ---------
   539661          Mineral        LAV GOLD 1         20070820         495.653
   539662          Mineral        LAV GOLD 2         20070820         123.939
   539663          Mineral        LAV GOLD 3         20070820         123.887

                                                          Total Area: 743.479 ha

                             TABLE 1: CLAIM DETAILS

VI. HISTORY AND PREVIOUS WORK

The Lavington property was first staked in 1988 in follow-up to a regional heavy mineral sampling program and the claims were subsequently optioned to BP
Resources. In 1989 a program of gridding, soil sampling and reconnaissance geological mapping was completed, with samples collected at 50 metre intervals on lines spaced 150 metres apart. A major Au (+ As, Sb, Ag, W, Cd, Zn, Pb. Fe, La, Mn, P) soil anomaly was identified. The grid was then extended to the west, and additional sampling done, which extended the anomaly to 2.5 km in strike length, with a width of 200 - 400 metres. Maximum gold values within the anomalous area were 750 ppb Au, with a threshold value of 9-15 ppb. A number of other smaller anomalous areas were also defined.

Diamond drilling was then completed during 1989-90 to test the anomalous area for the possibility of a large, low-grade deposit. Eight holes were completed (4 in one fence) for a total of 1008 metres. All drill core was reported in 1999 to be in excellent condition and is stored on the property. BP Resources Wong
(1990) summarizes the results as follows:

       "Drilling has indicated that the soil anomaly is underlain by pyrite sericite schist containing variable amounts of quartz, chlorite, tourmaline and mariposite. The schist is pervasively enriched in gold with drill results ranging from 50 m averaging 113 ppb gold in hole 89-4, to 125 m averaging 307 ppb go/d in hole 90-7 (or 34 metres @ 500 ppb Au. This interval includes 2 metres, which returned 2520 ppb Au, 3.8 ppb Ag, and 1548 ppm Cu). The schist is gradational into graphitic argillite with subordinate mafic tuffacaous beds to the southwest, and gradational into quartz-feldspar porphyry to the northeast. Protolith for the schist, which has a minimum width of 250 m, appears to be a felsic rock, perhaps originally a volcanic in origin, which localized deformation and alteration possibly related to the emplacement of Jurassic plutons."

Although follow-up work was recommended, BP relinquished the option on the claims following the 1990 drill program, and the claims were subsequently allowed to lapse.

In 1999 Linda Caron staked 2 post claims over the area and recorded several days of prospecting and the collection of 10 rock samples. A few other people have acquired claims in the area but the last recorded work in the area was Linda Caron's 1999 report.

No work has been recorded in the area since 1999, however the author acquired previous claims in the area in 2005 under the new MTO system and later re-staked the current claims in 2006.


VII. REGIONAL AND PROPERTY GEOLOGY

In this general area, east of the Okanagan Valley fault, Upper Triassic to Lower Jurassic Nicola Group sedimentary (uTrNsf) and volcanic rocks (uTrJN) unconformably overlie Devonian to Triassic sedimentary and volcanic rocks of the Harper Ranch Group (DTrHsf). These units are faulted over gneissic rocks (PtPzog) of unknown age and metasedimentary rocks (PtPzShm) of the Proterozoic Silver Creek Formation. Middle Jurassic (MJgd), Cretaceous-Tertiary (KTgr) and Eocene (Egr) granitic rocks cut all of the above rocks. Outliers of Eocene Kamloops Group volcanic and sedimentary rocks (Ekav,Epev) and Miocene- Pliocene flood basalts (MiPiCvb) cap the older units.

Jones (1959) shows the Lavington claims to be situated in a fault bounded block of Cache Creek Group argillite and volcanics (NOTE: NOW MAPPED AS NICOLA VOLCANICS AND SEDIMENTS), situated within a large expanse of Monashee Group gneiss. Major north to northwest trending faults mark the boundary between the Cache Creek Group and Monashee Group rocks. The western boundary fault is referred to by Jones (1959) as the Lavington unconformity, as is described as follows:

     "The Lavington unconformity appears on the north side of Coldstream Valley, which leads east from Vernon to Lumby, and is about 2 mites west of Lavington. More exactly, the unconformity lies on the west slope of a small valley that descends steeply into Coldstream Valley, and which is known locally as "Keefer Gulch". The rocks below the unconformable contact are micaceous phyllites, calcareous quartzites, mica schists, and pegmatite belonging to the Shuswap Formation. They strike northwest and dip about 50 degrees northeast. A consolidated breccia of the underlying phyllite marks the contact and is partly leached and altered to a white, rusty weathering, vesicular rock composed of quartz and sericite. Lying immediately above the weathered breccia is a massive rather fresh-looking lava of green, andesitic augite porphyry comprising a more of less flat-lying flow about 10 feet thick. This is overlain by calcareous tuffs and a layer of white, massive limestone about 20 feet thick, which, in turn, is overlain by more flows of augite porphyry that contain small pods of limestone. No fossils have been found in the limestone but the lithlogy of the upper succession is identical with that of typical sedimentary and volcanic rocks of the Cache Creek group. Tuffs, lavas, and fossiliferous sedimentary rocks of the Cache Creek group outcrop for several miles to the east but are separated from the strata that overlie the unconformity by a fault that trends north along "Keefer Gulch". The rocks above the Lavington unconformity cannot positively be established as Cache Creek but their lithological similarity and proximity to known Cache Creek strata make correlation almost certain."

                  FIGURE 2: LAVINGTON PROPERTY REGIONAL GEOLOGY


The geology of the Lavington property has described in some detail by Wong and Hoffman (1989) and is shown on the following figure.

West of the claims, metamorphic rocks of the Monashee Group outcrop. A north-northwest trending fault occurs just east of Becker Lake (described by Jones (1959) as the Lavington unconformity) and separates the Monashee rocks from the younger Cache Creek Group rocks to the east. East of the fault, a thick sequence of well-bedded argillite of the Cache Creek Group occurs in the southern portion of the claim block. Quartz sweat type veining is common within the argillite.

The argillite is overlain, or perhaps intruded along the upper contact, by a bleached, well foliated, intensely altered zone of quartz-pyrite-sericite schist some 200-400 metres wide. The main gold + multi-element soil anomaly correlates strongly with this unit and drilling by BP showed elevated gold values within the sericite schist. The schist is described by Wong and Hoffman (1989) as follows:

       "A zone of pyritic sericite schist up to 200 m wide and trending roughly 1200 is exposed in roadcuts in the southwest comer of the claim area. The baseline of the grid (100 N) runs approximately along the centre of this zone.

       Protolith for the sericite schist is thought to be a feldspar quartz porphyry intrusion of granodioriie composition. This porphyry is exposed just north of the small lake at the western end of the baseline.

       The sericite schist - feldspar porphyry unit appears to mark the approximate contact between the Cache Creek and Monashee Groups. Deformation and alteration of the feldspar quartz porphyry is thought to have occurred during fault juxtaposition of the two stratigraphic packages. Age of the porphyry intrusion is assumed to be pre-Tertiary and most probably Jurassic-Lower Cretaceous. "

During the 1999 program by Linda Caron, a sample of this unit was submitted for petrographic examination. The rock was described as "a sheared, weathered metavolcanic or related rock". Detailed examination of the unit in outcrop and of contact relations supports a quartz-feldspar intrusive protolith for the schist. as suggested by Wong and Hoffman (1989). The rock is moderate to strongly foliated, bleached and strong to intensely altered. Alteration consists of fine grained quark and sericite in the groundmass. Locally, tabular sericitized plagioclase can by observed, as well as rare shattered quartz eyes. Tourmaline is common, up to 5%. as disseminated radiating clusters of crystals, and as fine black bands within the schist. Pyrite is widespread, up to about 10 %, occurring predominantly as fine-grained, euhedral, disseminated crystals and less commonly as narrow veinlets parallel to foliation. Locally stockworking pyrite veinlets are seen. The upper contact of the quartz-pyrite-sericite schist is marked by a quartz feldspar porphyry intrusive and by a foliated biotiie granondiorite intrusive. Quartz sweat type veining is common within the latter intrusive. The intrusives are in turn overlain by a unit which Wong and Hoffman
(1989) describe as an andesitic volcanic and assign to the Cache Creek Group.

VIII. LOCAL AND PROPERTY MINERALIZATION (AFTER ASSESSMENT REPORT 20334)

A 180-metre thick pyritic and sericitic schist carries low grade but persistent gold mineralization. Disseminated pyrite is accompanied by quartz, chlorite, tourmaline and mariposite. The schist is probably a felsic metavolcanic unit within the Nicola Group. The unit is gradational to the southwest with graphitic argillite and to the northeast with a quartz-feldspar porphyry. The schist contains gold values throughout and a 34-metre section analysed 0.5 gram per tonne gold (Assessment Report 20334)

Outcrop on the property are quite limited, particularly in areas underlain by the quartz-pyrite sericite schist and the argillite. The Lavington property exhibits many of the characteristics of a transitional porphyry-epithermal Au-Ag (+Cu, As, Sb) system as described by Panteleyev (1996). This type of deposit is typified by pyritic stockworks and veins in subvolcanic intrusive bodies, with stratabound to discordant massive pyritic replacements, veins, stockworks, disseminations and related hydrothermal breccias in the country rock. Mineralization occurs in the uppermost levels of intrusive systems, and commonly in coarse-grained quartz-phync intrusions. The ore mineralogy is principally pyrite (commonly auriferous), chalcopyriie, tetrahedrite and tennantite.

Zonation with depth is common. Alteration mineralogy is dominantly pyrite, sericite and quartz, with a long list of subordinate alteration minerals including kaolinite, tounnaline, barite and chlorite. Controls of mineralization for this deposit type are primarily porous volcanic units, bedding plane contacts and unconformities. Secondary controls are structural features, such as fault zones. A typical geochemical signature for this style of mineralization includes Au, Cu, Ag, As, Sb, Zn, Cd, Pb, Fe and F. At deeper levels Mo, Bi, W and locally Sn are present. Some deposits show enrichment of additional elements.

Examples include Equity Silver, in central British Columbia, with a mineable reserve of 30 million tonnes grading 0.25% Cu, 86 g/t Ag and 1 g/t Ag, and Kori Kollo in Bolivia, with 10 million tonnes of oxide ore grading 1.62 g/t Au and
23.6 g/t Ag, and 64 million tonnes of sulfide ore grading 2.26 g/t Au and 13.8 g/t Ag.

The host rocks, alteration, mineralogy and geochemical signatures on the Lav property are consistent with those described by Panteleyev (1996) for a transitional porphyryepithemIal Au- Ag deposit and suggest that this model could be applied to guide exploration on the property. It also suggests the potential for a sizeable target of higher grade, within the large area of alteration

IX. PREVIOUS GEOCHEMISTRY (AFTER ASSESSMENT REPORT 20334)

In 1985, Minequest Exploration Associates Ltd. conducted a regional programme of heavy mineral sampling and obtained significant gold anomalies on tributaries draining southeasterly into Coldstream Creek. BP Resources Canada Limited became involved shortly thereafter. In 1988 and 1989, BP conducted preliminary property-wide geologic and geochemical reconnaissance on the LAVINGTON Group, which led to localized, grid-controlled, geochemical follow-up. Soil geochemistry defined a gold-in-soil anomaly over 1.2 km long (see following figure). The soil survey was extended onto the adjacent MAG Group in October of 1989 with similar results.

X. PREVIOUS DRILLING (AFTER ASSESSMENT REPORT 20334)

Previous drill holes 89-1, 89-4, and 89-5 served to define the southwestern boundary of the schist zone. In all three drill holes, gold values decrease markedly at the argillite contact. Drill core orientations suggest that bedding and foliation are near vertical.

Drill holes 89-4, 90-7, 89-2, and 89-3 comprise a complete section across the alteration zone (Figure 4) from argillite in the southwest to quartz-feldspar porphyry in the northeast. Gold values are elevated in the schist over approximately 180 m true width, and appear to be centred in the zone from 52.0 -
86.0 m in drill hole 90-7 which averaged 543 ppb gold.

Drill hole 90-8 intersected numerous post-mineral dykes, which are feldspar-porphyritic, non-magnetic, and grey-brown in colour. Their unaltered nature suggests they may be as young as Tertiary in age, their emplacement conceivably localized along the earlier zone of deformation and alteration. Drill hole 90-8 also intersected a significant zone of sericitized feldspar + quartz porphyry. The general lower degree of deformation and alteration of the schistose rocks in this hole, and the presence of significant porphyry protolith indicates a less focused and/or less intense mineralizing event in this area. This is supported by a relatively weak gold enrichment (best zone only 6 m @ 245 ppb).

     TABLE II: SUMMARIZES SIGNIFICANT GOLD-BEARING DRILL HOLE INTERSECTIONS.


                 Table I: Significant Drill Hole Intersections

         Drill Hole              From - To          Length          Avg ppb Au
         ----------              ---------          ------          ----------
            89-1                10.40-072.0          61.6               129
            89-2                82.0-186.8          104.8               227
            89-4                12.0-62.0            50.0               113
            89-5                80.0-159.1           79.1               187
            90-6                14.0-44.0            30.0               381
                                92.0-104.0           12.0               225
            90-7                12.2-137.2          125.0               307
                    includes    52.0-86.0            34.0               543
            90-8                96.0-104.0            6.0               245

XI. RECOMMENDATIONS AND CONCLUSIONS

Previous work on the Lavington property consisted of soil sampling at 50 metre intervals on 150 metre spaced lines. No detailed geological mapping or geophysics appears has been completed on property, nor has any trenching been done.

Previous Diamond drilling has delineated a zone of alteration and deformation enriched in gold over a true width of approximately 180 m. On strike to the southeast, the zone appears to become less focused although only tested to date by one drill hole. To the northwest, the zone is open along strike

Detailed follow-up work is recommended to test for high-grade sulfide zones within the large area of quartz-pyrite-sericite alteration. This work should include close spaced gridding, ground geophysics (mag, VLF-EM and IP), close spaced soil sampling, and detailed geological mapping and rock chip sampling followed by a modest, initial diamond drill program.

The Phase 1 program consisting of check and infill soil and rock sampling along with some initial geophysical test surveys is estimated to cost $20,000. A contingent Phase 2 program consisting of geophysical surveys and a modest
1,000-foot diamond drill program to test areas defined by previous drilling and/or new geophysical anomalies is estimated to cost $100,000 (see following Table II).

      FIGURE 3: PROPERTY GEOLOGY AND GEOCHEMISTRY AFTER BP RESOURCES, 1989






       FIGURE 4: PREVIOUS DRILLING CROSS-SECTION AFTER BP RESOURCES, 1990

TABLE III : LAVINGTON PROPERTY COST PROPOSAL

PHASE 1                                                           COST
-------                                                           ----
Soil sampling and prospecting (6 mandays)                        4,500
Geochemical Analyses (100 soils, 50 rocks)                       3,000
Geophysical Test Survey - (IP/Mag/VLF-EM)                        9,500
Data evaluation and reporting                                    2,000
Contingency                                                      1,500
subtotal                                                        20,000

PHASE 2
-------
Geophysical Surveys (10 km IP-Mag-VLF)                          15,000
Linecutting (10 km)                                             10,000
Diamond Drilling (1,000 feet @ $50/foot)                        50,000
Drillcore sampling (250 samples @ $20/sample)                    5,000
Geological supervision                                          10,000
Data evaluation and reporting                                    5,000
Contingency                                                      5,000
subtotal                                                       100,000

GRAND TOTAL                                                    120,000

XIII. REFERENCES

Energy Mines and Petroleum Resources Assessment Reports 19126, 19578,20334 and 26,339

Energy Mines and Petroleum Resources Exploration 1989, pages 22 & 50

Energy Mines and Petroleum Resources Exploration 1990, page 55

Energy Mines and Petroleum Resources Fieldwork 1987 pages 55-58

Energy Mines and Petroleum Resources Fieldwork 1988 pages 355-363

British Columbia Government Map Place website

http://webmap.em.gov.bc.ca/mapplace/minpot/ex_assist.cfm

British Columbia Mineral Titles Online website

http://www.mtonline.gov.bc.ca/

APPENDIX 1 STATEMENT OF QUALIFICATIONS

To Accompany Geological Report on the Lavington Property, British Columbia, Canada, dated December 12, 2006. I, Adam Travis, B.Sc., of 5093 Cousins Place, Peachland , British Columbia V0H 1X2 do hereby certify that:

I am a consulting geologist with an office at 5093 Cousins Place, Peachland , British Columbia V0H 1X2

I graduated from the University of British Columbia in 1990 and was awarded a B.Sc. in Geology.

I have practiced my geological profession since 1986 in many parts of Canada, the United States, Mexico, China and Africa.

I am familiar with the geological setting of the Lavington property contained within this report and control the private company (Cazador Resources ltd.), which is the underlying vendor of the property.

I have gathered my information for this report from government publications and websites, assessment reports and data that are believed to he reliable and accurate.

I hereby grant my permission to Sawadee Ventures Inc. to use this Geological Report for whatever purposes it wants, subject to the disclosures set out in this Certificate.

Dated and Signed this 12th day of December, 2006 in Peachland , B.C


Signed /s/ Adam Travis
      ----------------------
      Adam Travis, B. Sc.